UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

July 23, 2003
Date of Report (Date of earliest event reported)

COMMERCE ONE, INC.

(Exact name of registrant as specified in its charter)



Delaware	**000-32979**	**94-3392885**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification Number)

4440 Rosewood Drive, Pleasanton, California 94588
(Address of principal executive offices including zip code)

(925) 520-6000
(Registrant's telephone number, including area code)

Not Applicable
(former name or former address, if changed since last report)

Item 7. Financial Statements and Exhibits

  (c)   Exhibits.

  99.1 Press Release issued by Commerce One, Inc. dated July 23, 2003

Item 9. Regulation FD Disclosure

  This current report on Form 8-K is being furnished to report information pursuant to Item 12 – Results of Operations and Financial Condition. See Item 12 below.

Item 12. Results of Operations and Financial Condition

  On July 23, 2003, Commerce One, Inc. issued a press release announcing results for the quarter ended June 30, 2003. A copy of the press release is attached as Exhibit 99.1 to this current report on Form 8-K and is incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COMMERCE ONE, INC.

/s/ Charles Boynton
Charles Boynton
Chief Financial Officer

Date: July 23, 2003

Exhibit No.	Description
99.1	Press Release issued by Commerce One, Inc. dated July 23, 2003